Exhibit 99.1

TuanChe Announces Unaudited Second Quarter 2021 Financial Results

BEIJING, Sept. 29, 2021 /PRNewswire/ -- TuanChe Limited ("TuanChe," "Company," "we" or "our") (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Key Second Quarter 2021 Financial and Operating Metrics

•	Net revenues increased by 141.9% to RMB132.4 million (US$20.5 million) from RMB54.7 million in the same period of 2020.
•	Gross profit increased by 126.6% to RMB97.5 million (US15.1 million) from RMB43.0 million in the same period of 2020.
•	Quarterly number of auto shows organized across China increased by 188.5% to 176 in 110 cities from 61 in 56 cities in the same period of 2020.
•	Quarterly number of automobile sale transactions facilitated increased by 105.4% to 40,364 from 19,656 in the same period of 2020. Quarterly gross merchandise volume of new automobiles sold increased by 103.6% to RMB5.7 billion (US$0.9 billion) from RMB2.8 billion in the same period of 2020.
•	Sales operations covering 125 cities as of June 30, 2021, compared to 125 cities as of March 31, 2021 and 134 cities as of June 30, 2020.

First Half 2021 Financial and Operating Metrics

•	Net revenues increased by 231.1% to RMB213.3 million (US$33.0 million) from RMB64.4 million in the same period of 2020.
•	Gross profit increased by 232.4% to RMB161.9 million (US$25.1 million) from RMB48.7 million in the same period of 2020.
•	The number of auto shows organized during the first half of 2021 increased by 314.9% to 278 in 133 cities from 67 auto shows in 60 cities across China in the same period of 2020.
•	The number of automobile sales transactions facilitated during the first half of 2021 increased by 192.3% to 64,187 from 21,961 in the same period of 2020, and the gross merchandise volume of new automobiles sold during the first half of 2021 increased by 190.3% to RMB9.0 billion (US$1.4 billion) from RMB3.1 billion in the same period of 2020.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, “We maintained our positive momentum in the second quarter of 2021 with robust topline growth, improved our profitability and made solid progress in our omni-channel strategy. Our net revenues reached RMB132.4 million, a 141.9% year-over-year increase, fueled by the strength of our offline marketing services and advances in our online initiatives. As we continued to innovate diversified retail scenarios through strategic cooperation, we organized 176 auto shows in 110 cities during the second quarter. This resulted in the number of automobile sale transactions facilitated and the GMV of new automobiles sold more than doubled on a year-over-year basis, generating net revenues of RMB99.4 million, which was up by 197.9% year-over-year from the low base last year. Looking ahead, we are optimistic that our extensive online and offline outreach, comprehensive capabilities in marketing innovation, strength in data analytics and deeper engagement with strategic partners will outline promising prospects for the Company.”

Mr. Chenxi Yu, Deputy Chief Financial Officer of TuanChe, added, “We are encouraged by our progress in the second quarter, as we innovate and introduce services and applications that improve consumers’ purchase experience and provide creative marketing solutions to OEMs and dealers. In the second quarter, our gross profit climbed to RMB97.5 million, representing year-over-year growth of 126.6%, benefitting from the strong topline growth and our robust gross margin of 73.6%. Our cost management strategy was also effective with general and administrative expenses down by 48.6% year-over-year. Net loss attributable to shareholders thus narrowed further by 84.9% year-over-year to RMB6.0 million. We are confident that as our strategy continues to evolve to adapt to the changing market environment and consumer needs, we will continue to create value for OEMs, dealers and consumers.”

Recent Business Developments

•	COVID-19 Impact

As the COVID-19 pandemic is largely under control in China, the Company has gradually resumed offline operations in some cities since the end of May 2020, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the associated government guidance. Recent developments of the COVID-19 pandemic in China, such as reported cases in the Guangdong province in the second quarter of 2021, continue to generate uncertainties over the Company’s business, results of operations, financial condition and cash flow. Furthermore, as business operations of industry customers have also been disrupted by the COVID-19 pandemic, the Company continues to experience delays in collecting accounts receivables from these customers. See “Business Outlook” for the Company’s current and preliminary views on the impact of COVID-19 on the auto market and operational conditions for the third quarter. The Company also continues to closely monitor both the development of the pandemic and regulatory responses and restrictions as well as the impact on the Company’s business, results of operations, financial condition and cash flows. Moreover, the Company has implemented and will continue to implement measures to adjust the pace of business operations and conserve resources and may resort to other cost cutting measures for cash flow management.

Unaudited Second Quarter 2021 Financial Results

Net Revenues

Net revenues in the second quarter of 2021 increased by 141.9% to RMB132.4 million (US$20.5 million) from RMB54.7 million in the same period of prior year, primarily due to 190.2% year-over-year increase of revenues generated from offline marketing services to RMB101.1 million (US$15.7 million) from RMB34.9 million in the same period of prior year, as well as the strong revenue growth generated from online marketing services and others.

•	Offline marketing services. Net revenues generated from auto shows increased by 197.9% to RMB99.4 million (US$15.4 million) in the second quarter of 2021 from RMB33.4 million in the same period of prior year, and net revenues generated from special promotion events increased by 14.6% to RMB1.7 million (US$263 thousand) in the second quarter of 2021 from RMB1.5 million in the same period of prior year. The increase in offline marketing services primarily due to the resumption of offline business activities as a result of the alleviation of the COVID-19 pandemic.

•	Virtual dealership, online marketing services and others. Net revenues generated from virtual dealership, online marketing services and others increased by 57.4% to RMB31.3 million (US$4.8 million) in the second quarter of 2021 from RMB19.9 million in the same period of prior year, primarily due to our continuous expansion of collaboration with Baidu Youjia and Webank.

Gross Profit

Gross profit increased by 126.6% to RMB97.5 million (US$15.1 million) in the second quarter of 2021 from RMB43.0 million in the same period of prior year. Gross margin was 73.6% in the second quarter of 2021 compared to 78.6% in the same period of prior year, primarily attributable to the change in revenue mix.

Total Operating Expenses and Loss from Operations

Total operating expenses increased by 25.9% to RMB106.8 million (US$16.5 million) in the second quarter of 2021 from RMB84.9 million in the same period of prior year.

•	Selling and marketing expenses increased by 72.1% to RMB83.6 million (US$12.9 million) in the second quarter of 2021 from RMB48.6 million in the same period of prior year, primarily due to increases in promotion expenses and staff compensation expenses as a result of increased volume of offline events.
•	General and administrative expenses decreased by 48.6% to RMB14.4 million (US$2.2 million) in the second quarter of 2021 from RMB28.0 million in the same period of prior year, primarily due to decrease in the general and administrative staff compensation expenses and allowance for doubtful accounts, as a result of the optimization of the company's employees compensation structure under the impact of COVID-19 and the strengthening of accounts receivable management.
•	Research and development expenses increased by 6.9% to RMB8.8 million (US$1.4 million) in the second quarter of 2021 from RMB8.3 million in the same period of prior year, primarily due to higher staff compensation expenses for research and development personnel.

As a result of the foregoing, loss from operations decreased by 77.8% to RMB9.3 million (US$1.4 million) in the second quarter of 2021 from RMB41.8 million in the same period of prior year.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the second quarter of 2021 decreased by 84.9% to RMB6.0 million (US$0.9 million) from RMB40.0 million in the same period of prior year. Basic and diluted loss per ordinary share were both RMB0.02 (US$0.003) in the second quarter of 2021 compared with RMB0.13 in the same period of prior year.

Adjusted net loss attributable to the Company’s shareholders in the second quarter of 2021 decreased by 91.1% to RMB2.9 million (US$0.4 million) from RMB32.8 million in the same period of prior year. Adjusted basic and diluted net loss per ordinary share were both RMB0.01 (US$0.001) in the second quarter of 2021 compared with RMB0.11 in the same period of prior year. (1)

Adjusted EBITDA was a loss of RMB1.6 million (US$0.2 million) in the second quarter of 2021 compared with a loss of RMB32.1 million in the same period of prior year. (1)

(1)	For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net loss attributable to the Company’s shareholders, adjusted net loss per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of June 30, 2021, the Company had RMB126.2 million (US$19.5 million) cash and cash equivalents and RMB22.1 million (US$3.4 million) restricted cash. Net cash used in operating activities in the second quarter of 2021 was RMB3.26 million (US$0.51 million) compared with net cash used in operating activities of RMB5.7 million in the same period of prior year.

Unaudited First Half 2021 Financial Results

Net Revenues

Net revenues in the first half of 2021 increased by 231.1% to RMB213.3 million (US$33.0 million) from RMB64.4 million in the same period of prior year, primarily due to a 291.8% year-over-year increase in revenue generated from offline marketing services to RMB160.0 million (US$24.8 million) from RMB40.8 million in the same period of prior year, primarily due to the effective containment of the COVID-19 pandemic in the first half of 2021 compared with the extremely serious epidemic situation in the first half of 2020.

•	Offline marketing services. Revenues generated from auto shows in the first half of 2021 increased by 304.8% to RMB158.1 million (US$24.5 million) from RMB39.1 million in the same period of prior year, and revenues generated from special promotion events in the first half of 2021 increased by 7.0% to RMB1.9 million (US$0.3 million) from RMB1.8 million in the same period of prior year, primarily due to the resumption of offline business activities as a result of the alleviation of the COVID-19 pandemic.

•	Virtual dealership, online marketing services and others. Revenue generated from virtual dealership, online marketing services and others increased by 125.9% to RMB53.3 million (US$8.3 million) in the first half of 2021 from RMB23.6 million in the same period of prior year, primarily due to our continuous expansion of online marketing services, including deepen collaboration with Baidu Youjia and Webank.

Gross Profit

Gross profit in the first half of 2021 increased by 232.4% to RMB161.9 million (US$25.1 million) from RMB48.7 million in the same period of prior year. Gross margin increased to 75.9% in the first half of 2021 from 75.6% in the same period of prior year.

Total Operating Expenses and Loss from Operations

Total operating expenses in the first half of 2021 increased by 26.5% to RMB189.2 million (US$29.3 million) from RMB149.5 million in the same period of prior year.

•	Selling and marketing expenses in the first half of 2021 increased by 75.3% to RMB140.8 million (US$21.8 million) from RMB80.3 million in the same period of prior year, primarily due to increases in promotion expenses and staff compensation expenses as a result of increased volume of offline events.
•	General and administrative expenses in the first half of 2021 decreased by 41.4% to RMB30.6 million (US$4.7 million) from RMB52.3 million in the same period of prior year, primarily due to decrease in the general and administrative staff compensation expenses and allowance for doubtful accounts, as a result of the optimization of the company's compensation structure under the impact of COVID-19 and the strengthening of accounts receivable management.
•	Research and development expenses in the first half of 2021 increased by 4.9% to RMB17.7 million (US$2.7 million) from RMB16.9 million in the same period of prior year, primarily due to higher staff compensation expenses for research and development personnel.

Loss from operations decreased by 73.0% to RMB27.2 million (US$4.2 million) in the first half of 2021 from RMB100.8 million in the same period of prior year.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the first half of 2021 decreased by 76.6% to RMB22.6 million (US$3.5 million) from RMB96.5 million in the same period of prior year. Basic and diluted loss per ordinary share were both RMB0.07(US$0.01) in the first half of 2021 compared to RMB0.32 in the same period of prior year.

Adjusted net loss attributable to the Company’s shareholders decreased by 81.2% to RMB15.9 million (US$2.5 million) in the first half of 2021 from an adjusted net loss of RMB84.6 million in the same period of prior year. Adjusted basic and diluted loss per ordinary share were both RMB0.05 (US$0.01) in the first half of 2021 compared to RMB0.28 in the same period of prior year. (1)

Adjusted EBITDA was a loss of RMB11.8 million (US$1.8 million) in the first half of 2021 compared to a loss of RMB82.8 million in the same period of prior year.(1)

Business Outlook

For the third quarter of 2021, the Company expects net revenues to range from approximately RMB60.0 million to RMB65.0 million, representing a year-over-year approximate decrease of 40.0% to 35.0%. This is primarily attributable to the estimated declining number of offline events that is expected to be held in the third quarter of 2021 (including auto shows and special promotion events) due to the COVID-19 pandemic.

This forecast reflects the Company's current and preliminary views on the market and operational conditions as well as the influence of the COVID-19 pandemic, which are subject to change.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company’s business and industry, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net loss attributable to the Company’s shareholders, adjusted net loss per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net loss as net loss excluding the impact of share-based compensation expenses, fair value loss of guarantee liability and impairment of long-term investment. The Company defines adjusted net loss per ordinary share as adjusted net loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net loss excluding the impact of depreciation and amortization, interest income net, share-based compensation expenses,fair value loss of guarantee liability and impairment of long-term investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures are adjusted for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business, and should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, share-based compensation expenses and fair value loss of guarantee liability have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Investor Relations
Tel: +86 (10) 6398-2942

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Yang Song

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com

TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of
	December 31, 2020	June 30, 2021
	RMB Audited	RMB Unaudited	US$ Unaudited
ASSETS
Current assets:
Cash and cash equivalents	109,916	126,150	19,538
Restricted cash	29,829	22,088	3,421
Time deposits	45,674	-	-
Accounts receivable, net	66,126	57,841	8,958
Prepayment and other current assets	59,856	68,266	10,573
Total current assets	311,401	274,345	42,490
Non-current assets:
Property, equipment and software, net	5,708	4,713	730
Identifiable intangible assets from acquisition	21,821	19,801	3,067
Operating lease right-of-use assets, net	10,801	7,999	1,239
Long-term investments	8,949	4,130	640
Goodwill	115,414	115,414	17,875
Other non-current assets	313	313	48
Total non-current assets	163,006	152,370	23,599
Total assets	474,407	426,715	66,089
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	21,794	21,647	3,353
Advances from customers	21,466	4,835	749
Salary and welfare benefits payable	57,996	45,050	6,977
Short-term borrowings	-	7,000	1,084
Other taxes payable	22,992	24,555	3,803
Current portion of deferred revenue	4,054	3,729	578
Short-term operating lease liabilities	5,911	4,437	687
Guarantee liabilities	387	1,929	299
Other current liabilities	41,564	36,010	5,577
Total current liabilities	176,164	149,192	23,107
Non-current liabilities:
Non-current portion of deferred revenue	185	830	129
Deferred tax liability	5,451	4,935	764
Long-term operating lease liabilities	4,048	2,522	391
Other non-current liabilities	1,498	1,229	190
Total non-current liabilities	11,182	9,516	1,474
Total liabilities	187,346	158,708	24,581
Shareholders’ equity:
Class A ordinary shares	181	181	28
Class B ordinary shares	35	35	5
Treasury stock	(45,886)	(45,886)	(7,107)
Additional paid-in capital	1,221,339	1,225,755	189,845
Accumulated deficit	(881,700)	(904,296)	(140,057)
Accumulated other comprehensive loss	(5,805)	(6,679)	(1,035)
Total equity attributable to equity shareholders of the Company	288,164	269,110	41,679
Non-controlling interests	(1,103)	(1,103)	(171)
Total shareholders’ equity	287,061	268,007	41,508
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	474,407	426,715	66,089

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in thousands, except share and per share data)

	For the three months ended June 30,
	2020	2021
	RMB	RMB	US$
Net revenues
Offline Marketing Services:
Auto shows	33,371	99,427	15,399
Special promotion events	1,482	1,699	263
Virtual dealership, online marketing services and others	19,895	31,310	4,849
Total net revenues	54,748	132,436	20,511

Cost of revenues	(11,702)	(34,906)	(5,406)

Gross profit	43,046	97,530	15,105

Operating expenses:
Selling and marketing expenses	(48,577)	(83,579)	(12,945)
General and administrative expenses	(28,023)	(14,405)	(2,231)
Research and development expenses	(8,255)	(8,825)	(1,367)
Total operating expenses	(84,855)	(106,809)	(16,543)
Loss from operations	(41,809)	(9,279)	(1,438)
Other expenses, net:
Interest income, net	484	74	12
Exchange (loss)/gain	(130)	144	22
Gain/(loss) from an equity method investment	219	(61)	(9)
Impairment of a long-term investment		(700)	(108)
Others, net	996	3,527	547
Loss before income taxes	(40,240)	(6,295)	(974)
Income tax expense	164	258	40
Net loss	(40,076)	(6,037)	(934)
Net loss attributable to TuanChe Limited’s shareholders	(39,970)	(6,037)	(934)
Net loss attributable to the Non-controlling interests	(106)	-	-

Net loss	(40,076)	(6,037)	(934)
Other comprehensive loss:
Foreign currency translation adjustments	(6)	(1,382)	(214)
Total other comprehensive loss	(6)	(1,382)	(214)
Total comprehensive loss	(40,082)	(7,419)	(1,148)
Comprehensive loss attributable to:
TuanChe Limited’s shareholders	(39,976)	(7,419)	(1,148)
Non-controlling interests	(106)	-	-
Net loss per share
Basic and diluted	(0.13)	(0.02)	(0.003)
Weighted average number of ordinary shares
Basic and diluted	303,332,885	305,919,043	305,919,043

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
Net revenues
Offline Marketing Services:
Auto shows	39,061	158,129	24,491
Special promotion events	1,787	1,911	296
Virtual dealership, online marketing services and others	23,591	53,287	8,253
Total net revenues	64,439	213,327	33,040

Cost of revenues	(15,716)	(51,390)	(7,959)

Gross profit	48,723	161,937	25,081

Operating expenses:
Selling and marketing expenses	(80,314)	(140,810)	(21,809)
General and administrative expenses	(52,323)	(30,643)	(4,746)
Research and development expenses	(16,888)	(17,722)	(2,745)
Total operating expenses	(149,525)	(189,175)	(29,300)
Loss from operations	(100,802)	(27,238)	(4,219)
Other expenses, net:
Interest income, net	1,451	496	77
Exchange gain	590	246	38
Gain/(loss) from an equity method investment	52	(220)	(34)
Impairment of a long-term investment		(700)	(108)
Others, net	1,586	4,304	666
Loss before income taxes	(97,123)	(23,112)	(3,580)
Income tax expense	516	516	80
Net loss	(96,607)	(22,596)	(3,500)
Net loss attributable to TuanChe Limited’s shareholders	(96,485)	(22,596)	(3,500)
Net loss attributable to the Non-controlling interests	(122)	-	-

Net loss	(96,607)	(22,596)	(3,500)
Other comprehensive income/(loss):
Foreign currency translation adjustments	876	(874)	(135)
Total other comprehensive income/(loss)	876	(874)	(135)
Total comprehensive loss	(95,731)	(23,470)	(3,635)
Comprehensive loss attributable to:
TuanChe Limited’s shareholders	(95,609)	(23,470)	(3,635)
Non-controlling interests	(122)	-	-
Net loss per share
Basic and diluted	(0.32)	(0.07)	(0.01)
Weighted average number of ordinary shares
Basic and diluted	303,221,278	305,884,935	305,884,935

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended June 30,
	2020	2021
	RMB	RMB	US$
Net loss	(40,076)	(6,037)	(934)
Add ：
Depreciation and amortization	1,308	1,407	218
Subtract：
Interest income, net	484	74	12
EBITDA	(39,252)	(4,704)	(728)
Add ：
Share-based compensation expenses	7,191	2,304	357
Fair value loss of guarantee liability	-	130	20
Impairment of a long-term investment	-	700	108
Adjusted EBITDA	(32,061)	(1,570)	(243)

Net loss	(40,076)	(6,037)	(934)
Add ：
Share-based compensation expenses	7,191	2,304	357
Fair value loss of guarantee liability	-	130	20
Impairment of a long-term investment	-	700	108
Adjusted net loss	(32,885)	(2,903)	(449)
Adjusted net loss attributable to TuanChe Limited’s shareholders	(32,779)	(2,903)	(449)
Adjusted net loss attributable to the Non-controlling interests	(106)	-	-
Weighted average number of ordinary shares
Basic and diluted	303,332,885	305,919,043	305,919,043
Adjusted net loss per share from operations
Basic and diluted	(0.11)	(0.01)	(0.001)

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
Net loss	(96,607)	(22,596)	(3,500)
Add ：
Depreciation and amortization	3,446	4,634	718
Subtract：
Interest income, net	1,451	496	77
EBITDA	(94,612)	(18,458)	(2,859)
Add ：
Share-based compensation expenses	11,847	4,415	684
Fair value loss of guarantee liability	-	1,542	239
Impairment of a long-term investment	-	700	108
Adjusted EBITDA	(82,765)	(11,801)	(1,828)

Net loss	(96,607)	(22,596)	(3,500)
Add ：
Share-based compensation expenses	11,847	4,415	684
Fair value loss of guarantee liability	-	1,542	239
Impairment of a long-term investment	-	700	108
Adjusted net loss	(84,760)	(15,939)	(2,469)
Adjusted net loss attributable to TuanChe Limited’s shareholders	(84,638)	(15,939)	(2,469)
Adjusted net loss attributable to the Non-controlling interests	(122)	-	-
Weighted average number of ordinary shares
Basic and diluted	303,221,278	305,884,935	305,884,935
Adjusted net loss per share from operations
Basic and diluted	(0.28)	(0.05)	(0.01)